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Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701-5135 fax deanna.kirkpatrick@davispolk.com

March 30, 2016

Re:	Bats Global Markets, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed March 7, 2016 File No. 333-208565

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:                 Tom Kluck

Nicole Collings

Jeffrey Lewis

Robert Telewicz

Ladies and Gentlemen:

On behalf of our client, Bats Global Markets, Inc., enclosed please find Exhibit A, containing pages of the draft Amendment No. 3 to the Registration Statement on Form S-1 (the “New Disclosure”) marked against Amendment No. 2 to the Registration Statement on Form S-1 that was submitted on March 7, 2016 via EDGAR to the Securities and Exchange Commission (the “Commission”) in response to your letter dated February 26, 2016. In addition to including price range information, the New Disclosure also reflects the disclosure contained in the Company’s response letter to be dated April 4, 2016 in response to the Staff of the Commission’s letter dated March 26, 2016.

Please do not hesitate to contact me at (212) 450-4135, (212) 701-5135 (fax) or deanna.kirkpatrick@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Deanna L. Kirkpatrick

Deanna L. Kirkpatrick

Enclosures:

1.                                      Exhibit A, containing the copies of Amendment No. 3 to the Registration Statement on Form S-1, marked against the version of the Amendment No. 2 to the Registration submitted via EDGAR to the Securities and Exchange Commission on March 7, 2016.

cc:                                Via E-mail without Enclosures

Mr. Eric Swanson, Esq.

Mr. Connor Kuratek, Esq.

Exhibit A